Exhibit 99.3

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of June 28, 2019,

AMONG:

CUMMINS INC., a corporation existing under the laws of the State of Indiana (the “Parent”)

- and -

ATLANTIS ACQUISITIONCO CANADA CORPORATION, a corporation existing under the laws of the Province of Ontario (the “Purchaser”)

- and -

THE HYDROGEN COMPANY, a corporation existing under the laws of France (the “Shareholder”)

RECITALS:

1.	The Shareholder is the beneficial owner of, or has control or direction over, the Subject Shares.

2.	The Shareholder understands that Hydrogenics Corporation (the “Company”), Parent and Purchaser are, contemporaneously with the execution and delivery of this agreement (the “Agreement”), executing and delivering the Arrangement Agreement.

3.	The Subject Shares will be transferred to the Purchaser in consideration for the issuance of common shares of the Purchaser in connection with the Arrangement;

4.	The Shareholder has entered into a funding and investment agreement (the “Investment Agreement”) with Parent and Purchaser contemporaneously with the execution and delivery of this Agreement.

5.	This Agreement (together with the Investment Agreement) sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Shares and the other restrictions and covenants set forth herein.

NOW THEREFORE, in consideration of the mutual covenants in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Arrangement Agreement. In this Agreement, including the recitals:

“Arrangement Agreement” means the arrangement agreement dated as of the date hereof among the Company, Parent and Purchaser;

“Business Day” means any day, other than a Saturday, a Sunday or a day on which commercial banks are authorized or obligated by law to be closed in Toronto, Ontario, or on which any Exchange is closed;

“Exchange” means the Toronto Stock Exchange and/or the Nasdaq Global Market or, in each case, any successor thereto, as applicable.

“Expiry Time” has the meaning ascribed thereto in Section 3.1(a);

“Law” or “Laws” means all federal, provincial, state, municipal, regional and local laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, Orders, rulings, ordinances or legally binding policies, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity that, in each case have the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are binding upon or applicable to such Party or its business or assets;

“Notice” has the meaning ascribed thereto in Section 4.7;

“Subject Shares” means all Company Shares owned or controlled by the Shareholder, as set forth in Schedule A; and

“Transfer” has the meaning ascribed thereto in Section 3.1(a)(i).

1.2	Singular; Plural, etc.

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.3	Headings, etc.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.4	Date for any Action

If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or to be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding day which is a Business Day.

1.5	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the courts of the Province of Ontario.

1.6	Incorporation of Schedules

The Schedules attached hereto and described below shall, for all purposes hereof, form an integral part of this Agreement.

Schedule A – Subject Shares

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Shareholder

The Shareholder represents and warrants to Purchaser (and acknowledges that Purchaser is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement and the Investment Agreement) the matters set out below:

(a)	The Shareholder has the necessary corporate power, authority and capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

(b)	This Agreement has been duly executed and delivered by the Shareholder and constitutes a valid and binding obligation of the Shareholder enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(c)	The Subject Shares represent all the securities of the Company beneficially owned, directly or indirectly, or controlled or directed by the Shareholder as at the date hereof. Other than the Subject Shares, neither the Shareholder nor any affiliate, as applicable (i) owns beneficially, or exercises control or direction over, directly or indirectly, additional securities of the Company or any of its affiliates or (ii) other than the Investment Agreement, has any agreement or option, or right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or any affiliate, as applicable, or transfer to the Shareholder or any affiliate, as applicable, of additional securities of the Company or any of its affiliates;

(d)	The Shareholder is, and will continue to be on the Record Date, the beneficial owner of the Subject Shares, with good and marketable title thereto, free and clear of all encumbrances, liens, restrictions (other than resale, vesting or other similar restrictions), charges, claims and rights of others;

(e)	The Shareholder has the right to vote (to the extent permitted by the attributes of such Subject Shares) or direct the voting of the Subject Shares, subject to any restriction included in the subscription agreement dated December 21, 2018 between the Company and the Shareholder;

(f)	No person has any agreement or option, or any right or privilege (whether by Laws, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, except Purchaser pursuant to the Arrangement; and

(g)	Other than this Agreement and the Investment Agreement, none of the Subject Shares are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind.

2.2	Representations and Warranties of Parent and Purchaser

Parent and Purchaser jointly and severally represent and warrant to the Shareholder (and acknowledge that the Shareholder is relying on these representations and warranties in completing the transactions contemplated hereby) the matters set out below:

(a)	Parent is a corporation validly existing under the laws of the State of Indiana, and has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. Purchaser is a corporation incorporated and validly existing under the Laws of Canada, and has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement;

(b)	The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Purchaser. This Agreement has been duly executed and delivered by Parent and Purchaser and constitutes a valid and binding obligation of Parent and Purchaser enforceable against both Parent and Purchaser in accordance with its terms, subject to bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(c)	None of the execution and delivery by either of Parent or Purchaser of this Agreement or the completion of the transactions contemplated hereby or the compliance by Parent or Purchaser with their respective obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, require any consent to be obtained under, give rise to any termination rights or payment obligation under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating or governing documents, by-laws or resolutions of Parent or Purchaser; (ii) any contract to which Parent or Purchaser is a party or by which Parent or Purchaser or any of the property or assets of Parent or Purchaser are bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable Laws;

(d)	There is no private or governmental action, suit, claim, arbitration, investigation or other proceeding in progress or pending before any Governmental Entity, or, to the knowledge of Parent or Purchaser, threatened against Parent or Purchaser or any of its affiliates or any of their directors or officers (in their capacities as such) that, individually or in the aggregate, would adversely affect in any manner Parent’s ability or Purchaser’s ability to enter into this Agreement or perform its obligations under this Agreement. There is no judgment, decree or order against Parent or Purchaser or any of its affiliates or any of their directors or officers (in their capacities as such) that would prevent, enjoin, alter, delay or adversely affect in any manner the ability of Parent or Purchaser to enter into this Agreement or to perform its obligations under this Agreement; and

(e)	No consent, waiver, approval, authorization, Order, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by Parent or Purchaser in connection with the execution and delivery by Purchaser and enforcement against Parent or Purchaser of this Agreement or the consummation of any transactions provided for herein, except for, in either case, for those specifically set forth in the Arrangement Agreement with respect to the consummation of the Arrangement.

ARTICLE 3
COVENANTS

3.1	Covenants of the Shareholder

(a)	The Shareholder hereby covenants that from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (such earlier time being the “Expiry Time”), the Shareholder shall not:

(i)	sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option, grant a security interest in or otherwise dispose of any right or interest in (any such event, a “Transfer”) any of the Subject Shares, or enter into any agreement, arrangement or understanding in connection therewith, without having first obtained the prior written consent of Purchaser, other than pursuant to the Arrangement Agreement or Investment Agreement; or

(ii)	other than as set forth herein, grant any proxies or powers of attorney, deposit any Subject Shares into a voting trust, in any way transfer any of the voting rights associated with any of the Subject Shares, or enter into a voting agreement understanding or arrangement with respect to (A) the right to vote, (B) the calling of meetings of Company Shareholders or (C) the giving of any consents or approvals of any kind with respect to any Subject Shares.

(b)	The Shareholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time to vote (or cause to be voted) all the Subject Shares at any meeting of any of the securityholders of the Company at which the Shareholder is entitled to vote, including without limitation the Company Meeting, and in any action by written consent of the securityholders of the Company:

(i)	in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement); and

(ii)	against any:

(A)	Acquisition Proposal;

(in each case other than the transactions contemplated by the Arrangement Agreement, and any other agreement or transaction involving Parent or Purchaser or their affiliates)

(B)	action that would reasonably be expected to impede, delay, interfere with, or discourage the transactions contemplated by the Arrangement Agreement; and

(C)	action that would result in a breach of any covenant or other obligation of the Company in the Arrangement Agreement.

In connection with the foregoing, subject to this Section 3.1(b), the Shareholder hereby agrees to deposit a proxy (or other appropriate voting instrument), duly completed and executed in respect of all of the Subject Shares at least 10 days prior to the Company Meeting, voting all such Subject Shares in favour of the Arrangement Resolution. The Shareholder hereby agrees that neither it nor any person on its behalf will take any action to revoke, amend or invalidate any proxy deposited by the Shareholder pursuant to this Agreement unless prior written consent from Purchaser has been obtained or this Agreement is terminated in accordance with Section 4.1.

(c)	The Shareholder hereby consents to:

(i)	details of this Agreement being set out in any information circular and court documents produced by the Company, Purchaser or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and

(ii)	this Agreement being made publicly available, including by filing on SEDAR and EDGAR, without redaction other than certain contact information set out in Section 4.7 herein;

in each case, if and to the extent required under applicable Securities Laws.

3.2	Covenants of Parent and Purchaser

(a)	Each of Parent and Purchaser hereby covenant to consummate the transactions contemplated by the Arrangement Agreement, in accordance with the terms thereof and subject to the termination rights therein.

(b)	Each of Parent and Purchaser hereby covenant to use its reasonable commercial efforts to assist the Company in effecting the Arrangement and to successfully complete the Arrangement in the manner contemplated by this Agreement and the Arrangement Agreement.

ARTICLE 4
GENERAL

4.1	Termination

This Agreement shall terminate and be of no further force or effect upon the earliest to occur of:

(a)	the agreement in writing of Parent, Purchaser and the Shareholder;

(b)	the termination of the Arrangement Agreement in accordance with its terms; and

(c)	the termination of the Investment Agreement in accordance with its terms.

4.2	Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 4.1, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of this Agreement which occurred prior to such termination, in which case the non-breaching party to this Agreement shall be entitled to pursue any and all remedies at Law or equity which may be available to it.

4.3	Time of the Essence

Time shall be of the essence in this Agreement.

4.4	Equitable Relief; Specific Performance

The parties agree that irreparable harm will occur for which money damages will not be an adequate remedy at Law in the event that any of the provisions of this Agreement are not performed by any of the parties in accordance with their terms or are otherwise breached. It is accordingly agreed that in the event of a breach or threatened breach of the provisions of this Agreement by a party hereto, the other party hereto shall be entitled to seek an injunction or injunctions and other equitable relief and shall be entitled to apply for an order or orders for specific performance as may be necessary to ensure that the other party complies with and performs its obligations under this Agreement. Each party hereto hereby agrees not to seek the posting of any security bond or other assurance in respect of such injunctive or other equitable relief. Such remedies will not be deemed to be exclusive remedies for any breach of this Agreement and will be in addition to all other remedies available at Law or equity.

4.5	Waiver; Amendment

Each party hereto agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Shareholder and Purchaser or in the case of a waiver, by the party against whom the waiver is to be effective and no failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

4.6	Entire Agreement

This Agreement (including the schedules attached to this Agreement), together with the Investment Agreement, and any other agreements or documents to be delivered as contemplated by this Agreement or the Investment Agreement, constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof.

4.7	Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by e-mail:

(a)	if to Purchaser or Parent:

Cummins Inc.
500 Jackson Street
P.O. Box 3005
Columbus, Indiana 47202-3005

Attention:  Thaddeus B. Ewald

Vice President – Corporate Strategy and Business Development
Email: [personal contact information redacted]

with a copy to:

Gowling WLG (Canada) LLP
Suite 1600, 1 First Canadian Place
100 King Street West
Toronto ON M5X 1G5
Canada

Attention: Nurhan Aycan
Facsimile: 416 862 7661
Email: nurhan.aycan@gowlingwlg.com

(b)	if to the Shareholder:

The Hydrogen Company
6 rue Cognacq-Jay
75007 Paris, France

Attention: Pierre Etienne Franc, Directeur General
Email: [personal contact information redacted]

Any Notice delivered or transmitted to a party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of receipt. If the Notice is delivered or transmitted after 5:00 p.m. local time or if the day is not a Business Day, then the Notice shall be deemed to have been given and received on the next Business Day.

Either party hereto may, from time to time, change its address by giving Notice to the other party in accordance with the provisions of this Section.

4.8	Severability

If, in any jurisdiction, any provision of this Agreement or its application to any party or circumstance is invalid, illegal, restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

4.9	Successors and Assigns

This Agreement shall be binding on and shall enure to the benefit of the parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties without the prior written consent of all parties.

4.10	Further Assurances

The parties hereto shall, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

4.11	Execution and Delivery

This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile or other electronic transmission, and all the counterparts and electronic copies together constitute one and the same agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Agreement.

CUMMINS INC.

By:	/s/ Thaddeus B. Ewald
Name: Thaddeus B. Ewald
Title: Vice President – Corporate Strategy and Business Development

ATLANTIS ACQUISITIONCO CANADA CORPORATION

By:	/s/ Thaddeus B. Ewald
Name: Thaddeus B. Ewald
Title: Director

THE HYDROGEN COMPANY

By:	/s/ Pierre Etienne Franc
Name: Pierre Etienne Franc
Title: Directeur General

SCHEDULE A

SUBJECT SHARES

Subject Shares	Company Options	DSUs	PSUs	RSUs
3,537,931	N/A	N/A	N/A	N/A

A-1